OMB APPROVAL	
OMB Number:	3235-0681
Expires:	Sept. 30, 2023
Estimated average burden hours per initial response.	1.5

FORM MA-NR

DESIGNATION OF U.S. AGENT FOR SERVICE OF PROCESS FOR NON-RESIDENTS

Please read the General Instructions for this form and other forms in the MA series, as well as its subsection, "General Instructions to Form MA-NR," before completing this form. All *italicized* terms herein are defined or described in the Glossary of Terms appended to the General Instructions.

Purpose: Each *non-resident municipal advisor, non-resident* general partner or *non-resident managing agent* of a *municipal advisor*, and *non-resident* natural person who is a person associated with the *municipal advisor* and engaged in *municipal advisory activities* on its behalf must execute a written irrevocable consent and power of attorney on Form MA-NR to appoint an agent in the United States, upon whom may be served any process, pleadings, or other papers in any action brought against such *non-resident municipal advisor*, general partner, *managing agent* or natural person associated with the *municipal advisor*.

Instructions to Complete this Form:

1. This power of attorney, consent, stipulation, and agreement shall be signed and notarized by the *non-resident municipal advisor*, *non-resident* general partner or *managing agent*, or *non-resident* natural person who is a person associated with the *municipal advisor* and engaged in *municipal advisory activities* on its behalf, as applicable, in Section A of Form MA-NR. The form must be signed by the authorized agent for service of process in the United States in Section B of Form MA-NR.

2. The name of each *person* who signs this Form MA-NR must be typed or printed beneath the *person's* signature.

3. Any *person* who occupies more than one of the specified positions must indicate each capacity in which the *person* is signing the form.

4. Section C Documentation: If any *person* signs this form pursuant to a written authorization – *e.g.,* a board resolution or power of attorney – an accurate and complete copy of each such document must be included with the Form MA-NR.

5. Attachment to Form MA or Form MA-I:

   a) Complete and execute a printed Form MA-NR, including signatures and notarization. Then scan the original completed and executed form to create a PDF file. Please consult the instructions for uploading PDF files into EDGAR, found in the EDGAR Filer's Manual, available at http://www.sec.gov/info/edgar.shtml.

   b) If any other documents are required, as specified in Section C of the form, include these documents in the same PDF file or create a separate one(s).

   c) Attach the PDF file(s) to the Form MA or Form MA-I, as appropriate, where prompted in the form.

Power of Attorney, Consent, Stipulation, and Agreement

A. Designation and Appointment of Agent for Service of Process

Identify the agent for service of process for the *non-resident municipal advisor*, for the *non-resident* general partner or *managing agent* of a *municipal advisor*, or for the *non-resident* natural person associated with the *municipal advisor* and engaged in *municipal advisory activities* on its behalf. Fill in all lines.

1. Name of United States *person* designated and appointed as agent for service of process.
   Enter all the letters of each name and not initials or other abbreviations.
   (If no middle name, enter NMN on that line.)

   Corporation Service Company
   (name)

2. Mailing Address of United States *person* designated and appointed as agent for service of process.
   Do not use a P.O. Box. Do not use a foreign address.

   MC-CSC-1, 300 Deschutes Way SW, Suite 208
   (number and street; office suite or room number)

Tumwater	WA	98501
(city)	(state)	(U.S. postal code: zip+4)

   1-800-927-9801
   (area code) (telephone number)

By signing this Form MA-NR or authorizing the signatory below to sign on your behalf, you – the *non-resident municipal advisor*, *non-resident* general partner or *non-resident managing agent* of a *municipal advisor,* or *non-resident* natural person who is a person associated with the *municipal advisor* and engaged in *municipal advisory activities* on its behalf (hereinafter, "the Designator") – irrevocably designate and appoint the above United States *person* as your Agent for Service of Process, and agree that such *person* may be served on your behalf, of any process, pleadings, subpoenas, or other papers, and you further agree that such service may be made by registered or certified mail, in:

(a) *any investigation* or administrative *proceeding* conducted by the *Commission* (i) that relates to you or (as applicable) to the *municipal advisor* of which you are a general partner or *managing agent*, or with which you are associated and on whose behalf you are engaged in *municipal advisory activities* or (ii) with respect to which you may have information; and

(b) any civil suit or action brought against you or (as applicable) the *municipal advisor* of which you are a general partner or *managing agent*, or with which you are associated and on whose behalf you are engaged in *municipal advisory activities* or to which you, or (as applicable) the *municipal advisor* of which you are a general partner or *managing agent*, or with which you are associated and on whose behalf you are engaged in *municipal advisory activities* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state, or of the United States or of any of its territories or possessions or of the District of Columbia, where the *investigation, proceeding*, or cause of action arises out of or relates to or concerns *municipal advisory activities* of the *municipal advisor.*

The Designator stipulates and agrees that: any such civil suit or action or administrative *proceeding* may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, the above-named Agent for Service of Process; and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made. Such person cannot be a *Commission* member, official, or employee.

Appointment and Consent: Effect on Partnerships. If you are organized as a partnership, this irrevocable power of attorney and consent to service of process will continue in effect if any partner withdraws from or is admitted to the partnership, provided that the admission or withdrawal does not create a new partnership. If the partnership dissolves, this irrevocable power of attorney and consent shall be in effect for any action brought against you or any of your former partners.

Certification:

The undersigned certifies under penalty of perjury under the laws of the United States of America, that the information contained in this Form MA-NR is true and correct and that this Form MA-NR is signed as a free and voluntary act.

Unless the Designator is a natural person signing on his or her own behalf, the undersigned further certifies that the Designator has duly caused this power of attorney, consent, stipulation, and agreement to be signed on the Designator's behalf by the undersigned, thereunto duly authorized:

Signature of Designator or Person Signing on Behalf of Designator:

____________________ Date: July 7, 2023

Printed Name: Henry Robert Van Belle Title: Director

In the City of: Vancouver, BC In the Country of: Canada

The Designator is executing this Form MA-NR as a:
(*Check all that apply.*)

✓ *Non-resident municipal advisory firm*, other than a sole proprietor
___ *Non-resident* natural person who is a person associated with the *municipal advisor* and engaged in *municipal advisory activities* on its behalf
___ *Non-resident municipal advisor* sole proprietor
___ *Non-resident* general partner of a *municipal advisor*
Name of *municipal advisor* ________________
___ *Non-resident managing agent* of a *municipal advisor*
Name of *municipal advisor* ________________

The Designator is executing this Form MA-NR in connection with a(n):
(*Check all that apply.*)

✓ Initial application on Form MA of the Designator for registration as a *municipal advisor*
___ Initial application on Form MA of the *municipal advisor* of which the Designator is a general partner or *managing agent*

___ Initial submission on Form MA-I filed regarding a natural person who is a person associated with the *municipal advisor* and engaged in *municipal advisory activities* on its behalf

___Change of status of Designator from a resident to a *non-resident*
___Amendment to information supplied on a previous Form MA-NR

Mailing Address of the Designator
Do not use a P.O. Box.

1820-999 West Hastings St.
(number and street)

Vancouver	BC	Canada	V6C 2W2
(city)	(state/region)	(country)	(postal code)

+1-604-687-1597
(country code) (area code) (telephone number)

For a telephone number outside of the U.S., provide the country code with the area code and number.

EDGAR CIK No. (if any) 0001984370 *SEC* File No. (if any): ____________

Notary Public Signature and Information:

ADAM E. BROSGALL
Lawyer, Notary Public &
Commissioner of Oaths in and for B.C.
Suite 317 - 938 Howe Street
Vancouver, BC V6Z 1N9
Phone: 604-685-2326
adam@brosgall.com

Signature: ____________

[PLACE SEAL HERE]

Subscribed and sworn to me ~~this~~ 7 day of July, 2023

My commission ~~expires on~~ is permanent.   County of N/A
~~State/Region of~~ British Columbia   Country of Canada

B. Acceptance of the Above Designation and Appointment as Agent for Service of Process.

The United States *person* identified in Section A above as the agent for service of process hereby accepts this designation and appointment as agent for service of process, under the terms set forth in this Form MA-NR. By signing below, the signatory certifies that the *person* identified in Section A above as the agency for service of process has duly caused this power of attorney, consent, stipulation, and agreement to be signed on its behalf by the undersigned, thereunto duly authorized:

Signature of U.S. Agent for Service of Process:

DocuSigned by:
Shyla Hill
7CEAF62C17E543C...

Date: 7/7/2023

Printed Name: Shyla Hill   Title: Authorized Representative

C. Attached Documents

1. Is any name signed above pursuant to a written authorization, such as a board resolution or power of attorney? ☐Yes ☑No

2. Is there a written contractual agreement or other written document evidencing the designation and appointment of the above named U.S. agent for service of process and/or the agent's acceptance? ☑Yes ☐No

If "Yes" to Section C-1 and/or Section C-2., identify each such document on a separate line below, and include an accurate and complete copy of each such document as part of the PDF file in which the Form MA-NR is attached to the Form MA or Form MA-I, or attach each such document as a separate PDF to the relevant Form MA or Form MA-I.

Agent for Service Contract - "Agentis Capital Advisors Ltd. 7-1-2023.pdf"